SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 2)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934

QUIXOTE CORPORATION
(Name of Subject Company)
QUIXOTE CORPORATION
(Name of Person Filing Statement)
Common Stock, $0.01-2/3 par value per share
(including the associated Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
749056107
(CUSIP Number of Class of Securities)

Joan R. Riley
Vice President, General Counsel and Secretary
35 East Wacker Drive
11th Floor
Chicago, Illinois 60601
(312) 467-6755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Anne Hamblin Schiave, Esq.
Michael J. Boland, Esq.
Holland & Knight LLP
131 S. Dearborn
30th Floor
Chicago, Illinois 60603
(312) 263-3600
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Quixote Corporation, a Delaware corporation (“Quixote”), with the Securities and Exchange Commission (“SEC”) on January 7, 2010, as amended by the Amendment No. 1 to Schedule 14D-9 filed by Quixote with the SEC on January 15, 2010 (as so amended, and as further amended hereby, the “Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Statement as heretofore amended. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item. 8. Addition Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection immediately before the subsection thereof entitled “Cautionary Note Regarding Forward-Looking Statements”:
Determination of Exempt Transaction under the Rights Plan
     Upon the filing of a Schedule 13G with the SEC on January 11, 2010, Quixote became aware that Paul J. Glazer had acquired beneficial ownership of 864,011 shares of Quixote common stock, representing 9.3% of Quixote’s outstanding common stock , which acquisition could trigger the exercisability and distribution of the rights under the Rights Plan unless, among other things, such acquisition is determined to be an exempt transaction for purposes of the Rights Plan .
     After reviewing the effects of Mr. Glazer’s acquisition, Quixote’s obligations under the merger agreement and the status of the Rights Plan generally, in accordance with the authority given it under the Rights Plan, the Board of Directors of the Company on January 18, 2010 made a determination that the acquisition of the Shares by Mr. Glazer as reported in the Schedule 13G filing on January 11, 2010 should be treated as an “Exempt Transaction” under the Rights Plan and, consequently, such acquisition does not trigger the exercisability and distribution of the rights under the Rights Plan.
[Signature Page Follows]

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUIXOTE CORPORATION
By:	/s/ DANIEL P. GOREY
Daniel P. Gorey, Executive Vice President
and Chief Financial Officer

Dated: January 18, 2010